                                                                      EXHIBIT 99

Information provided by the Company from time to time may contain "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties including, but not limited to, those discussed below, which could cause actual results to differ materially from those projected in the forward-looking statement.

1. The Company's business is labor intensive and, accordingly, is affected by the availability of qualified personnel and the cost of labor. Contraction of the labor market in the various regions of the United States where the Company has its principal operations, whether caused by high economic growth in such regions or any other factors, may increase the Company's direct costs through higher wages and increased amounts of unbilled overtime. Employee turnover can result in increased recruiting, screening and training costs and affect the quality of service performed by the Company. In addition, while the Company's customer agreements typically adjust the billing rate based on changes in any law, ruling or collective bargaining agreement causing change in wage rates or other costs, competitive pricing conditions in the industry may constrain the Company's ability to adjust its billing rates to reflect such increased costs.

2. The Company has a significant amount of debt compared to stockholders' equity. The degree to which the Company is leveraged could have important consequences to the Company's operations, including (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be limited; (ii) a significant portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for its operations; (iii) certain of the Company's borrowings are and will continue to be at variable rates of interest, which could result in higher interest expenses in the event of increases in interest rates; (iv) such indebtedness contains and will contain financial and restrictive covenants, the failure to comply with which may result in an event of default which, if not cured or waived, could have a material adverse effect on the Company.

3. The Company continues to remain responsible for certain liabilities of businesses which the Company discontinued or disposed of in prior years, consisting primarily of environmental liabilities and indemnity obligations under contracts for sale of businesses. Although the Company believes that any liabilities remaining with respect to discontinued operations (including any potential environmental liabilities) will not have a material adverse effect on its financial position or operating results, no assurance can be given as to the ultimate outcome with respect to such liabilities.

4. Due to the nature of the Company's security services business, its operations are subject to a variety of federal, state, county and municipal laws, regulations and licensing requirements. Changes in such laws, regulations and licensing requirements may constrain the Company's ability to provide services to customers or increase the costs of such services. Competitive pricing conditions in the industry may constrain the Company's ability to adjust its billing rates to reflect such increased costs.

5. The nature of the Company's services potentially exposes it to greater risks of liability for employee acts, injuries (including workers' compensation claims) or omissions than may be posed by other service businesses. The Company carries insurance of various types, including workers' compensation, automobile and general liability coverage. These policies include deductibles per occurrence for which the Company is self-insured. While the Company seeks to maintain appropriate levels of insurance, there can be no assurance that the Company will avoid significant future catastrophic claims or adverse publicity related thereto. There can be no assurance that the Company's insurance will be adequate to cover the Company's liabilities or that such insurance coverage will remain available at acceptable costs. A successful claim brought against the Company for which coverage is denied or which is in excess of its insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations.

6. The Company intends to grow by pursuing acquisitions when attractive opportunities arise. However, there can be no assurance that the Company will complete acquisitions at favorable prices, that such acquisitions will be successfully integrated into the Company's existing operations or that such acquisitions will not be dilutive to earnings. In addition, the need to focus management's attention on integration of acquired businesses may limit the Company's ability to pursue other opportunities related to its business.

7. The protective services industry generally is highly fragmented and very competitive. The Company's physical security unit competes in a business environment with low barriers to entry, while its electronic security unit competes in a business environment characterized by relatively high capital investment due to the equipment and technology required. Consequently, the Company's business is subject to additional competition and the introduction of new technology or enhancements to existing technology. Some of the Company's competitors are materially larger than the Company and have greater financial and other resources available to them. Given the Company's high degree of leverage and the restrictions on capital spending contained in its credit facilities, there can be no assurance that the Company will be able to maintain levels of spending required to provide customers with advanced technological equipment.

                                                                     SCHEDULE II
                       BORG-WARNER SECURITY CORPORATION
                       VALUATION AND QUALIFYING ACCOUNTS
                                 ($ MILLIONS)


COLUMN A                           COLUMN B            COLUMN C             COLUMN D      COLUMN E
--------                          ----------    -----------------------    ----------    ----------
Years Ended December 31,                           (1)          (2)
                                  Balance at    Charged to   Charged to                  Balance at
                                  Beginning     Costs and      Other                      Close of
Description                       of Period      Expenses     Accounts     Deductions      Period
-----------                       ---------     ----------   ----------    ----------    ----------
1995
Allowance for Doubtful Accounts        $7.4           $4.4         $2.3          $7.3          $6.8
                                  =========     ==========   ==========    ==========    ==========
1996
Allowance for Doubtful Accounts        $6.8           $2.7         $3.1          $6.3          $6.3
                                  =========     ==========   ==========    ==========    ==========
1997
Allowance for Doubtful Accounts        $6.3           $5.3         $0.5          $7.2          $4.9
                                  =========     ==========   ==========    ==========    ==========